June 5, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0404
Attention: Nudrat Salik, Staff Accountant

Re:	MASTEC, INC. (“MasTec” or the “Company”) Form 10-K for the fiscal year ended December 31, 2006 Form 10-Q for the period ended March 31, 2007 Filed No. 1-8106
Ladies and Gentlemen:
     Transmitted herewith is the Company’s response to the Staff’s comments to the Form on 10-K for the fiscal year ended December 31, 2006 (the “10-K”) and the Form on 10-Q for the period ended March 31, 2007 (the “10-Q” and collectively with the 10-K, the “Filings”) which comments were set forth in a letter dated May 29, 2007 (the “Comment Letter”) to Mr. C. Robert Campbell, Chief Financial Officer of the Company. For ease of reference, we have reproduced the Staff’s comments below as set forth in the Comment Letter. We have also attached to this Letter as Exhibit A, the statement that the Commission has requested from the Company.
     FORM 10-K FOR THE PERIOD ENDED December 31, 2006
     Note 10 — Discontinued Operations, page 57
     1. On December 31, 2005, your executive committee of Board of Directors voted to sell substantially all of your state Department of Transportation related projects and assets. On February 14, 2007, you sold the state Department of Transportation related projects and net assets. You agreed to keep certain assets and liabilities related to these projects. Please disclose the specific assets and liabilities related to the state Department of Transportation projects which you retained. Please show us in your supplemental response what the revisions to your disclosures will look like. Please provide us with a listing of the assets and liabilities retained with corresponding amounts recorded related to each asset as of December 31, 2006 and March 31, 2007. Please explain the business reason for why these assets and liabilities were retained by you. In light of the retained assets and liabilities, please help us understand how you determined it was appropriate to reflect the state Department of Transportation projects as discontinued pursuant to paragraph 42 of SFAS 144.

     RESPONSE:
     In connection with the sale of our state Department of Transportation projects and assets, MasTec retained an immaterial amount of assets and liabilities which the buyer did not wish to acquire, as follows:
•	We retained $3.0 million of accounts receivable aged over 120 days and fully reserved for, so that the impact to the “Accounts Receivable, Net” line item on our financial statements is zero.
•	We also retained $2.8 million of contingent liabilities requiring accrual pursuant to SFAS 5, in connection with “liquidated damages” and other potential claims incurred prior to the sale which are in litigation or for which these former customers may eventually assert against us with respect to construction projects that were sold to the buyer and were in progress at the time of the sale but for which we agreed to indemnify the buyer.
     The amounts of these assets and liabilities retained as of December 31, 2006 and March 31, 2007 are as follows:

	December 31, 2006	March 31, 2007
Accounts Receivable, Net	$0	$0
Current Liabilities	$2,848,000	$2,748,000
     Paragraph 42 of SFAS 144 states that “The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.”
     We also evaluated the transaction for potential continuing involvement by applying EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations.” MasTec does not expect continuing cash flows from a migration or continuation of activities for the state Department of Transportation projects, nor is there significant continuing involvement in the operations of the disposed component. We have no ability to influence the operating and/or financial policies of the disposed component, and cash outflows in connection with the disposed operations are expected to be limited to warranties or liquidated damages on work we performed prior to the disposition, which in accordance with paragraph 12(b) of EITF 03-13, would not constitute continuing cash flows or continuing involvement.
     We will have no significant continuing involvement in the operations of the disposed component. With the exception of the immaterial amount of assets and liabilities discussed above, we have eliminated the operations and cash flows of the state Department of Transportation business. The uncollectible Accounts Receivable with a zero balance is clearly immaterial relative to the December 31, 2006 balance of approximately $18.8 million of assets sold, as well as to the $646 million of total assets of MasTec at December 31, 2006. The $2.8 million of liabilities retained primarily relates to warranty work and liquidated damages incurred prior to the sale. These liabilities, which meet the criteria of FASB 144 paragraph 42, are immaterial with respect to the December 31, 2006 balance of approximately $26.5 million of liabilities sold, and also with respect to the $341 million of total liabilities at that balance sheet date.
     Accordingly, we believe our presentation and disclosure of these operations as “Discontinued Operations” is appropriate and in accordance with the authoritative accounting literature on the subject. Due to the immateriality of the assets and liabilities retained, we do not believe additional supplemental disclosure is required or has value to financial statement users.
     FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2007
     Note 7 — Discontinued Operations, page 13
     2. On March 30, 2007, your Board of Directors voted to sell substantially all of your Canadian operations. On April 10, 2007, you sold substantially all of your Canadian operations for a sales price of approximately $1.0 million. Please clarify whether any assets and liabilities related to these operations were retained by you. If so, please disclose the specific assets and liabilities which you retained and provide the same information and explanation as requested for the state of Department of Transportation projects in the comment above.
     RESPONSE:
     In connection with the sale of our Canadian operations, we retained an immaterial amount of assets and liabilities which the buyer did not wish to acquire, as follows:
•	We retained $0.3 million of “Other Current Assets.”
•	We retained $0.1 million of “Current Liabilities.”
     These amounts are clearly immaterial to MasTec’s March 31, 2007 Total Assets of $659 million and Total Liabilities of $348 million at that balance sheet date. In addition, we applied the provisions of SFAS 144 and EITF 03-13 noted above and concluded that no significant continuing involvement exists with regard to the disposed operations. As such, we believe our presentation and disclosure of our Canadian operations as “Discontinued Operations” at March 31, 2007 is appropriate. Due to the immateriality of the assets and liabilities retained, we do not believe additional supplemental disclosure is required.

* * * *
     Please call the undersigned at (305) 406-1925 with any questions or comments you may have regarding this letter. In addition, please send all written correspondence directly to the undersigned, with copies to Alberto de Cardenas, the Company’s Executive Vice President and General Counsel, at 800 Douglas Road, Penthouse, Coral Gables, Florida 33134, telecopy (305) 406-1900 and Barbara Oikle, Esq., Greenberg Traurig, P.A., 1221 Brickell Avenue, Miami, Florida 33131, telecopy (305) 579-0717.

Very truly yours,
/s/ C. Robert Campbell
C. Robert Campbell

Enclosures

cc:	Rufus Decker Albert de Cardenas, Esq. Albert Lopez (BDO Seidman) Barbara Oikle, Esq.

EXHIBIT A
I, C. Robert Campbell, Chief Financial Officer of MasTec, Inc. (the “Company”), do hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 5, 2007	/s/ C. Robert Campbell
C. Robert Campbell
Chief Financial Officer